15048602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wynston Hill Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023 (Address) New York (City) New York (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Davanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wynston Hill Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

STEVEN HOROWITZ
Notary Public, State of New York
No. 01HO6248474
Qualified in Westchester County
Commission Expires Sept. 19, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wynston Hill Capital, LLC
488 Madison Avenue – 24th Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Wynston Hill Capital, LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wynston Hill Capital, LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2015

WYNSTON HILL CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	28,738
Due from clearing firm		64,428
Prepaid expenses		9,276
Other assets		9
Total assets	$	102,451

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	50,724
Member's equity		51,727
Total liabilities and member's equity	$	102,451

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Wynston Hill Capital, LLC, a Delaware limited liability company (the "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered. Commission income and related expense are recorded on a trade date basis. There is no material difference between settlement date and trade date.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

For the year ended December 31, 2014, two customers accounted for approximately 80% and 16% respectively, of the Company's fee revenues

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

3. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases its premises from an affiliated entity under an amended lease expiring August 31, 2015. Rent expense for the year ended December 31, 2014 was $70,258. As of December 31, 2014, the aggregate minimum future payments under this lease are as follows for the years ending December 31:

2015	42,520
	$ 42,520

4. CLEARANCE AGREEMENT

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $50,000 with the clearing broker. As of December 31, 2014, the balance was $64,428.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2014, the Company had net capital, as defined, of $41,466, which exceeded the required minimum net capital of $5,000 by $36,466. Aggregate indebtedness at December 31, 2014 totaled $50,724. The Company's percentage of aggregate indebtedness to net capital was 122%.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 and determined that there are no material events that would require disclosures in the Company's financial statements.